UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _)*

ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

00794-71-04
(CUSIP Number)

H.I.G. AERT, LLC
H.I.G. Capital Partners IV, L.P.
H.I.G. Bayside Debt & LBO Fund II, L.P.
H.I.G. Advisors IV, LLC
H.I.G. Bayside Advisors II, LLC
H.I.G.- GPII, Inc.
Sami W. Mnaymneh
Anthony A. Tamer
c/o H.I.G. Capital, LLC
1450 Brickell Avenue, 31st Floor
Miami, FL 33131
(305) 379-2322
Attention: Richard H. Siegel, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON
H.I.G. AERT, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
288,945,210 (2)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
288,945,210 (2)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,945,210 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The shares of Class A Common Stock, par value $0.01 per share (“Common Stock”), reported in this filing were issued to H.I.G. AERT, LLC (“H.I.G. AERT”) on March 18, 2011 by Advanced Environmental Recycling Technologies, Inc. (the “Issuer”) pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT.  No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2) The aggregate amount of shares of the Issuer’s Common Stock beneficially owned by H.I.G. AERT is comprised of the following: (i) 15,289,890 shares of the Issuer’s Common Stock issued to H.I.G. AERT, pursuant to that certain Series D Preferred Stock Exchange Agreement, dated as of March 18, 2011, by and between the Issuer and H.I.G. AERT (the “Series D Exchange Agreement”), in exchange for the transfer to and cancellation by the Issuer of an aggregate of 315,273.4 shares of Series D Preferred Stock and the surrender to and cancellation by the Issuer of warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT; and (ii) 20,524.149 shares of Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), convertible into 273,655,320 shares of the Issuer’s Common Stock, that were issued to H.I.G. AERT in exchange for an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT, pursuant to that certain Securities Exchange Agreement, dated as of March 18, 2011, by and between the Issuer and H.I.G. AERT (the “Series E Exchange Agreement”).Of the total 273,655,320 shares of Common Stock into which the 20,524.149 shares of Series E Preferred Stock are convertible, only 35,521,563 shares of Common Stock are currently reserved for issuance upon conversion of the Series E Preferred Stock. At a meeting of the Issuer’s stockholders to be held no later than July 15, 2011, the Issuer is contractually obligated to present for stockholder approval an amendment to the Issuer’s Certificate of Incorporation to authorize an additional 400,000,000 shares of Common Stock (the “Amendment”).  Contingent upon the effectiveness of the Amendment, the Issuer will reserve the remaining 238,133,757 shares of Common Stock issuable upon conversion of the shares of Series E Preferred Stock (the “Unreserved Shares”). For purposes of reporting their beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the 238,133,757 Unreserved Shares have been reserved and authorized for issuance. If the Reporting Persons excluded the Unreserved Shares, they would be deemed to beneficially own 50,811,453 shares of Common Stock. Exclusion of the Unreserved Shares would result in the Reporting Persons’ beneficial ownership percentage being approximately 40.9%. The 15,289,890 shares of Common Stock and the 20,524.149 shares of Series E Preferred Stock are held directly by H.I.G. AERT.  The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

(3) Percentage of class is calculated based on an aggregate of 87,363,907 shares of Common Stock of the Issuer issued and outstanding as of March 18, 2011, as reported in the Series E Exchange Agreement (including 15,289,890 shares of Common Stock of the Issuer issued to H.I.G. AERT pursuant to the Series D Exchange Agreement), and 273,655,320 shares of Common Stock of the Issuer issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement (238,133,757 of which are subject to the effectiveness of the Amendment).  The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON
H.I.G. Capital Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
288,945,210 (2)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
288,945,210 (2)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,945,210 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT.  No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2) H.I.G. Capital Partners IV, L.P. holds directly 45.5% of the equity interests of H.I.G. AERT and may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock and the 273,655,320 shares of Common Stock issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT.  Of the total 273,655,320 shares of Common Stock into which the 20,524.149 shares of Series E Preferred Stock are convertible, only 35,521,563 shares of Common Stock are currently reserved for issuance upon conversion of the Series E Preferred Stock. At a meeting of the Issuer’s stockholders to be held no later than July 15, 2011, the Issuer is contractually obligated to present for stockholder approval the Amendment. Contingent upon the effectiveness of the Amendment, the Issuer will reserve the remaining 238,133,757 Unreserved Shares. For purposes of reporting their beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the 238,133,757 Unreserved Shares have been reserved and authorized for issuance. If the Reporting Persons excluded the Unreserved Shares, they would be deemed to beneficially own 50,811,453 shares of Common Stock. Exclusion of the Unreserved Shares would result in the Reporting Persons’ beneficial ownership percentage being approximately 40.9%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by H.I.G. Capital Partners IV, L.P. that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by H.I.G. Capital Partners IV, L.P., except to the extent of its pecuniary interest in the shares of Common Stock.

(3) Percentage of class is calculated based on an aggregate of 87,363,907 shares of Common Stock of the Issuer issued and outstanding as of March 18, 2011, as reported in the Series E Exchange Agreement (including 15,289,890 shares of Common Stock of the Issuer issued to H.I.G. AERT pursuant to the Series D Exchange Agreement), and 273,655,320 shares of Common Stock of the Issuer issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement (238,133,757 of which are subject to the effectiveness of the Amendment).  The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON
H.I.G. Bayside Debt & LBO Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
288,945,210 (2)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
288,945,210 (2)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,945,210 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT.  No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2) H.I.G. Bayside Debt & LBO Fund II, L.P. holds directly 33.3% of the equity interests of H.I.G. AERT and may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock and the 273,655,320 shares of Common Stock issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT.  Of the total 273,655,320 shares of Common Stock into which the 20,524.149 shares of Series E Preferred Stock are convertible, only 35,521,563 shares of Common Stock are currently reserved for issuance upon conversion of the Series E Preferred Stock. At a meeting of the Issuer’s stockholders to be held no later than July 15, 2011, the Issuer is contractually obligated to present for stockholder approval the Amendment.  Contingent upon the effectiveness of the Amendment, the Issuer will reserve the remaining 238,133,757 Unreserved Shares. For purposes of reporting their beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the 238,133,757 Unreserved Shares have been reserved and authorized for issuance. If the Reporting Persons excluded the Unreserved Shares, they would be deemed to beneficially own 50,811,453 shares of Common Stock. Exclusion of the Unreserved Shares would result in the Reporting Persons’ beneficial ownership percentage being approximately 40.9%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by H.I.G. Bayside Debt & LBO Fund II, L.P. that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed by H.I.G. Bayside Debt & LBO Fund II, L.P., except to the extent of its pecuniary interest in the shares of Common Stock.

(3) Percentage of class is calculated based on an aggregate of 87,363,907 shares of Common Stock of the Issuer issued and outstanding as of March 18, 2011, as reported in the Series E Exchange Agreement (including 15,289,890 shares of Common Stock of the Issuer issued to H.I.G. AERT pursuant to the Series D Exchange Agreement), and 273,655,320 shares of Common Stock of the Issuer issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement (238,133,757 of which are subject to the effectiveness of the Amendment).  The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON
H.I.G. Advisors IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
288,945,210 (2)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
288,945,210 (2)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,945,210 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT.  No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2) H.I.G. Advisors IV, LLC is a general partner of H.I.G. Capital Partners IV, L.P.  H.I.G. Capital Partners IV, L.P. holds directly 45.5% of the equity interests of H.I.G. AERT.  H.I.G. Advisors IV, LLC may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock and the 273,655,320 shares of Common Stock issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT.  Of the total 273,655,320 shares of Common Stock into which the 20,524.149 shares of Series E Preferred Stock are convertible, only 35,521,563 shares of Common Stock are currently reserved for issuance upon conversion of the Series E Preferred Stock. At a meeting of the Issuer’s stockholders to be held no later than July 15, 2011, the Issuer is contractually obligated to present for stockholder approval the Amendment.  Contingent upon the effectiveness of the Amendment, the Issuer will reserve the remaining 238,133,757 Unreserved Shares. For purposes of reporting their beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the 238,133,757 Unreserved Shares have been reserved and authorized for issuance. If the Reporting Persons excluded the Unreserved Shares, they would be deemed to beneficially own 50,811,453 shares of Common Stock. Exclusion of the Unreserved Shares would result in the Reporting Persons’ beneficial ownership percentage being approximately 40.9%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by H.I.G. Advisors IV, LLC that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed by H.I.G. Advisors IV, LLC, except to the extent of its pecuniary interest in the shares of Common Stock.

(3) Percentage of class is calculated based on an aggregate of 87,363,907 shares of Common Stock of the Issuer issued and outstanding as of March 18, 2011, as reported in the Series E Exchange Agreement (including 15,289,890 shares of Common Stock of the Issuer issued to H.I.G. AERT pursuant to the Series D Exchange Agreement), and 273,655,320 shares of Common Stock of the Issuer issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement (238,133,757 of which are subject to the effectiveness of the Amendment).  The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON
H.I.G. Bayside Advisors II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
288,945,210 (2)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
288,945,210 (2)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,945,210 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT.  No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2) H.I.G. Bayside Advisors II, LLC is the general partner of H.I.G. Bayside Debt & LBO Fund II, L.P.  H.I.G. Bayside Debt & LBO Fund II, L.P. holds directly 33.3% of the equity interests of H.I.G. AERT.  H.I.G. Bayside Advisors II, LLC may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock and the 273,655,320 shares of Common Stock issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT.  Of the total 273,655,320 shares of Common Stock into which the 20,524.149 shares of Series E Preferred Stock are convertible, only 35,521,563 shares of Common Stock are currently reserved for issuance upon conversion of the Series E Preferred Stock. At a meeting of the Issuer’s stockholders to be held no later than July 15, 2011, the Issuer is contractually obligated to present for stockholder approval the Amendment.  Contingent upon the effectiveness of the Amendment, the Issuer will reserve the remaining 238,133,757 Unreserved Shares. For purposes of reporting their beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the 238,133,757 Unreserved Shares have been reserved and authorized for issuance. If the Reporting Persons excluded the Unreserved Shares, they would be deemed to beneficially own 50,811,453 shares of Common Stock. Exclusion of the Unreserved Shares would result in the Reporting Persons’ beneficial ownership percentage being approximately 40.9%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by H.I.G. Bayside Advisors II, LLC that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed by H.I.G. Bayside Advisors II, LLC, except to the extent of its pecuniary interest in the shares of Common Stock.

(3) Percentage of class is calculated based on an aggregate of 87,363,907 shares of Common Stock of the Issuer issued and outstanding as of March 18, 2011, as reported in the Series E Exchange Agreement (including 15,289,890 shares of Common Stock of the Issuer issued to H.I.G. AERT pursuant to the Series D Exchange Agreement), and 273,655,320 shares of Common Stock of the Issuer issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement (238,133,757 of which are subject to the effectiveness of the Amendment).  The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON
H.I.G.- GPII, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
288,945,210 (2)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
288,945,210 (2)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,945,210 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT.  No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2) H.I.G.- GPII, Inc. is the manager of each of H.I.G. Advisors IV, LLC and H.I.G. Bayside Advisors II, LLC, which are general partners of each of H.I.G. Capital Partners IV, L.P. and H.I.G. Bayside Debt & LBO Fund II, L.P., respectively.  H.I.G. Capital Partners IV, L.P. and H.I.G. Bayside Debt &LBO Fund II, L.P. hold directly 45.5% and 33.3%, respectively, of the equity interests of H.I.G. AERT.  H.I.G.- GPII, Inc. may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock and the 273,655,320 shares of Common Stock issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT.  Of the total 273,655,320 shares of Common Stock into which the 20,524.149 shares of Series E Preferred Stock are convertible, only 35,521,563 shares of Common Stock are currently reserved for issuance upon conversion of the Series E Preferred Stock. At a meeting of the Issuer’s stockholders to be held no later than July 15, 2011, the Issuer is contractually obligated to present for stockholder approval the Amendment.  Contingent upon the effectiveness of the Amendment, the Issuer will reserve the remaining 238,133,757 Unreserved Shares. For purposes of reporting their beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the 238,133,757 Unreserved Shares have been reserved and authorized for issuance. If the Reporting Persons excluded the Unreserved Shares, they would be deemed to beneficially own 50,811,453 shares of Common Stock. Exclusion of the Unreserved Shares would result in the Reporting Persons’ beneficial ownership percentage being approximately 40.9%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by H.I.G.- GPII, Inc. that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed by H.I.G.- GPII, Inc., except to the extent of its pecuniary interest in the shares of Common Stock.

(3) Percentage of class is calculated based on an aggregate of 87,363,907 shares of Common Stock of the Issuer issued and outstanding as of March 18, 2011, as reported in the Series E Exchange Agreement (including 15,289,890 shares of Common Stock of the Issuer issued to H.I.G. AERT pursuant to the Series D Exchange Agreement), and 273,655,320 shares of Common Stock of the Issuer issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement (238,133,757 of which are subject to the effectiveness of the Amendment).  The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON
Sami W. Mnaymneh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
288,945,210 (2)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
288,945,210 (2)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,945,210 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT.  No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2) Mr. Mnaymneh is the co-president and director of H.I.G.- GPII, Inc and may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock and the 273,655,320 shares of Common Stock issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT.  Of the total 273,655,320 shares of Common Stock into which the 20,524.149 shares of Series E Preferred Stock are convertible, only 35,521,563 shares of Common Stock are currently reserved for issuance upon conversion of the Series E Preferred Stock. At a meeting of the Issuer’s stockholders to be held no later than July 15, 2011, the Issuer is contractually obligated to present for stockholder approval the Amendment.  Contingent upon the effectiveness of the Amendment, the Issuer will reserve the remaining 238,133,757 Unreserved Shares. For purposes of reporting their beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the 238,133,757 Unreserved Shares have been reserved and authorized for issuance. If the Reporting Persons excluded the Unreserved Shares, they would be deemed to beneficially own 50,811,453 shares of Common Stock. Exclusion of the Unreserved Shares would result in the Reporting Persons’ beneficial ownership percentage being approximately 40.9%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Mnaymneh that he is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by Mr. Mnaymneh, except to the extent of his pecuniary interest in the shares of Common Stock.

(3) Percentage of class is calculated based on an aggregate of 87,363,907 shares of Common Stock of the Issuer issued and outstanding as of March 18, 2011, as reported in the Series E Exchange Agreement (including 15,289,890 shares of Common Stock of the Issuer issued to H.I.G. AERT pursuant to the Series D Exchange Agreement), and 273,655,320 shares of Common Stock of the Issuer issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement (238,133,757 of which are subject to the effectiveness of the Amendment).  The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

CUSIP No.: 00794-71-04

1.	NAME OF REPORTING PERSON
Anthony A. Tamer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
288,945,210 (2)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
288,945,210 (2)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,945,210 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The shares of Common Stock, reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT.  No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

(2) Mr. Tamer is the co-president and director of H.I.G.- GPII, Inc and may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock and the 273,655,320 shares of Common Stock issuable upon conversion of 20,524.149 shares of Series E Preferred Stock held directly by H.I.G. AERT.  Of the total 273,655,320 shares of Common Stock into which the 20,524.149 shares of Series E Preferred Stock are convertible, only 35,521,563 shares of Common Stock are currently reserved for issuance upon conversion of the Series E Preferred Stock. At a meeting of the Issuer’s stockholders to be held no later than July 15, 2011, the Issuer is contractually obligated to present for stockholder approval the Amendment.  Contingent upon the effectiveness of the Amendment, the Issuer will reserve the remaining 238,133,757 Unreserved Shares. For purposes of reporting their beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the 238,133,757 Unreserved Shares have been reserved and authorized for issuance. If the Reporting Persons excluded the Unreserved Shares, they would be deemed to beneficially own 50,811,453 shares of Common Stock. Exclusion of the Unreserved Shares would result in the Reporting Persons’ beneficial ownership percentage being approximately 40.9%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tamer that he is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by Mr. Tamer, except to the extent of his pecuniary interest in the shares of Common Stock.

(3) Percentage of class is calculated based on an aggregate of 87,363,907 shares of Common Stock of the Issuer issued and outstanding as of March 18, 2011, as reported in the Series E Exchange Agreement (including 15,289,890 shares of Common Stock of the Issuer issued to H.I.G. AERT pursuant to the Series D Exchange Agreement), and 273,655,320 shares of Common Stock of the Issuer issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. AERT pursuant to the Series E Exchange Agreement (238,133,757 of which are subject to the effectiveness of the Amendment).  The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the Class A Common Stock, par value $0.01 per share (“Common Stock”), of Advanced Environmental Recycling Technologies, Inc., a company organized under the laws of the State of Delaware (the “Issuer”).  The principal executive offices of the Issuer are located at 914 N. Jefferson Street, Springdale, Arkansas, 72764.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by H.I.G. AERT, LLC, a Delaware limited liability company (“H.I.G. AERT”), H.I.G. Capital Partners IV, L.P., a Delaware limited partnership (“H.I.G. Capital Partners IV”), H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership (“H.I.G. Bayside Fund Debt & LBO Fund II”), H.I.G. Advisors IV, LLC, a Delaware limited liability company (“H.I.G. Advisors IV”), H.I.G. Bayside Advisors II, LLC, a Delaware limited liability company (“H.I.G. Bayside Advisors II”), H.I.G.- GPII, Inc, a Delaware corporation (“H.I.G.- GPII”), Sami W. Mnaymneh and Anthony A. Tamer (together with H.I.G. AERT, H.I.G. Capital Partners IV, H.I.G. Bayside Fund Debt & LBO Fund II, H.I.G. Advisors IV, H.I.G. Bayside Advisors II, H.I.G.- GPII and Sami W. Mnaymneh, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group.  See Exhibit 1 for their Joint Filing Agreement.

H.I.G. AERT, LLC

H.I.G. AERT, LLC is a Delaware limited liability company, which was formed for the purpose of holding securities of the Issuer.  The principal business address of H.I.G. AERT is located at 855 Boylston Street, 11th Floor, Boston, MA 02116.  H.I.G. AERT does not have any directors or executive officers.

H.I.G. Capital Partners IV, L.P.

H.I.G. Capital Partners IV, L.P. is a Delaware limited partnership, whose business is making private equity investments.  The principal business address of H.I.G. Capital Partners IV is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.  H.I.G. Capital Partners IV holds directly 45.5% of the equity interests of H.I.G. AERT.  H.I.G. Capital Partners IV does not have any directors or executive officers.

H.I.G. Bayside Debt & LBO Fund II, L.P.

H.I.G. Bayside Debt & LBO Fund II, L.P. is a Delaware limited partnership, whose business is making investments in distressed securities.  The principal business address of H.I.G. Bayside Debt & LBO Fund II is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.  H.I.G. Bayside Debt & LBO Fund II holds directly 33.3% of the equity interests of H.I.G. AERT.  H.I.G. Bayside Debt & LBO Fund II does not have any directors or executive officers.

H.I.G. Advisors IV, LLC

H.I.G. Advisors IV, LLC is a Delaware limited liability company, whose business is making private equity investments.  The principal business address of H.I.G. Advisors IV is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.  H.I.G. Advisors IV is the general partner of H.I.G. Capital Partners IV.  H.I.G. Advisors IV does not have any directors or executive officers.

H.I.G. Bayside Advisors II, LLC

H.I.G. Bayside Advisors II, LLC is a Delaware limited liability company, whose business is making private investments in distressed securities.  The principal business address of H.I.G. Bayside Advisors II is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.  H.I.G. Bayside Advisors II is the general partner of H.I.G. Bayside Debt & LBO Fund II, L.P.  H.I.G. Bayside Advisors II does not have any directors or executive officers.

H.I.G.- GPII, Inc.

H.I.G.- GPII, Inc. is a Delaware corporation whose business is making private equity investments.  The principal business address of H.I.G.- GPII is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.  H.I.G.- GPII is the manager of H.I.G. Advisors IV and H.I.G. Bayside Advisors II.

Information relating to the directors and executive officers of H.I.G.- GPII, Inc. is as follows:

Name and Title	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Sami W. Mnaymneh, Co-President, Director	H.I.G. Capital, LLC 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131	Managing Partner of H.I.G. Capital, LLC	United States
Mr. Anthony A. Tamer, Co-President Director	H.I.G. Capital, LLC 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131	Managing Partner of H.I.G. Capital, LLC	United States
Mr. Richard H. Siegel, Vice President and General Counsel	H.I.G. Capital, LLC 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131	Vice President and General Counsel of H.I.G. Capital, LLC	United States

Sami W. Mnaymneh

The principal occupation of Mr. Mnaymneh is managing partner of H.I.G. Capital, LLC.  The business address of Mr. Mnaymneh is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.  Mr. Mnaymneh is a U.S. citizen.

Anthony A. Tamer

The principal occupation of Mr. Tamer is managing partner of H.I.G. Capital, LLC.  The business address of Mr. Tamer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.  Mr. Tamer is a U.S. citizen.

(d) and (e).  During the last five years, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of their directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock of the Issuer reported in this filing were issued to H.I.G. AERT on March 18, 2011 by the Issuer pursuant to a reclassification transaction in exchange for (i) an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT; (ii) the transfer to and cancellation by the Issuer of 315,273.4 shares of Series D Preferred Stock of the Issuer that were previously held by H.I.G. AERT; and (iii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT.  No additional sources of funds were used by H.I.G. AERT in acquiring beneficial ownership of the shares of the Issuer’s Common Stock.

ITEM 4.	Purpose of Transaction.

Series D Preferred Stock Exchange Agreement

On March 18, 2011, H.I.G. AERT entered into a Series D Preferred Stock Exchange Agreement (the “Series D Exchange Agreement”) with the Issuer, pursuant to which the Issuer agreed to issue to H.I.G. AERT 15,289,890 shares of Common Stock of the Issuer in exchange for (i) the transfer to and cancellation by the Issuer of an aggregate of 315,273.4 shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”), and (ii) the surrender to and cancellation by the Issuer of certain warrants to purchase an aggregate of 1,515,155 shares of Common Stock of the Issuer that were previously held by H.I.G. AERT.

Securities Exchange Agreement

On March 18, 2011, H.I.G. AERT entered into a Securities Exchange Agreement (the “Series E Exchange Agreement”) with the Issuer, pursuant to which the Issuer agreed to issue to H.I.G. AERT 20,524.149 shares of the Issuer’s Series E Convertible Preferred Stock (the “Series E Preferred Stock”) in exchange for an aggregate of $20,524,149 of principal and accrued interest of certain debt previously owed by the Issuer to H.I.G. AERT.  The 20,524.149 shares of Series E Convertible Preferred Stock are convertible into 273,655,320 shares of Common Stock, subject to adjustment in certain circumstances, in accordance with the terms of the Certificate of Designations, Preferences and Rights of the Series E Convertible Preferred Stock (the “Certificate of Designations”).  Below is a summary of the preferences, rights and privileges of the Series E Preferred Stock.

Ranking

The Series E Preferred Stock ranks senior to all shares of capital stock of the Issuer (the “Junior Stock”).  Without the prior express consent of the holders of at least a majority of the outstanding shares of Series E Preferred Stock, voting separately as a single class, the Issuer is not authorized to issue any additional shares of capital stock that is senior or pari passu to the shares of Series E Preferred Stock in preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Issuer.

Dividends

Dividends on the Series E Preferred Stock accrue cumulatively on a daily basis during each quarter at a rate per annum of 6% of the stated value, which is equal to $1,000 per share of the Series E Preferred Stock, subject to adjustment for stock splits, stock dividends, recapitalization, reorganizations, reclassifications, combinations, subdivisions or other similar events related to the Series E Preferred Stock.

Conversion and Adjustment of Conversion Price upon Issuance of Common Stock

At any time at the holder's election, each share of Series E Preferred Stock is convertible at a fixed conversion rate (subject to broad-based weighted average anti-dilution adjustment as described below) into 13,334 shares of Issuer’s Common Stock, at a conversion price of $0.075.

If after the date the shares of Series E Preferred Stock are issued, the Issuer issues any shares of Common Stock for consideration per share less than a price equal to the dollar volume-weighted average price of the Common Stock on the OTC Bulletin Board during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, for the ten trading day period immediately prior to such issuance, the conversion price will be reduced to a price determined by multiplying the original conversion price by a fraction, the numerator of which shall be the number of shares of Common Stock actually outstanding at such time (excluding shares owned by the Issuer, shares of Common Stock issuable upon options and convertible securities not then exercisable, and shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock) (the “Common Stock Deemed Outstanding”), plus the number of shares of Common Stock that the consideration received by the Issuer for such dilutive issuance would purchase at the closing price of the Common Stock on the date of issuance; and the denominator of which shall be the number of shares of Common Stock Deemed Outstanding immediately after such dilutive issuance.

Liquidation Preference

In the event of a liquidation, dissolution or winding up of the Issuer, before any payment is made to the holders of Junior Stock, the holders of each share of Series E Preferred Stock will be entitled to receive payment per share of Series E Preferred Stock equal to the greater of (i) $1,000 plus all accrued and unpaid dividends thereon or (ii) the amount per share such holder would receive if the holder converted the shares of Series E Preferred Stock into Common Stock held by such holder immediately prior to the liquidation, dissolution or winding up of the Issuer.  After such payment, the holders of Series E Preferred Stock are not entitled to any further participation in any distribution of the remaining assets of the Issuer.

Redemption Rights

In the event that (i) the Issuer fails to deliver the required number of shares of Common Stock within five trading days after the conversion date or payment of the buy-in price when due, or written notice to any holder of the Series E Preferred Stock of its intention not to comply with a request for conversion of any shares of Series E Preferred Stock, or (ii) any event of default occurs under any of the notes as specified in the Series E Exchange Agreement (the “Triggering Event”), a holder of Series E Preferred Stock is entitled to require the Issuer to redeem all or any portion of the holder’s shares of Series E Preferred Stock at a price per share equal to the greater of (x) $1,000 plus all accrued and unpaid dividends thereon and (y) the product of the conversion rate of 13,333 multiplied by the highest closing sale price of the Common Stock on any trading day during the period commencing on the date immediately preceding such Triggering Event and ending on the date the Issuer makes the entire payment required to be made.

In the event of a merger, selling of all or substantial all of the Issuer’s assets, allowing other persons to purchase more than 50% of the outstanding shares of voting stock of the Issuer, or a reorganization of the Common Stock, the holder of the Series E Preferred Stock is entitled to require the Issuer to redeem all or any portion of the holder’s shares of Series E Preferred Stock at a price per share of Series E Preferred Stock equal to $1,000 plus all accrued and unpaid dividends thereon.

Voting Rights

Except as otherwise provided by law or as expressly contemplated by the Certificate of Designations, holders of Series E Preferred Stock have the right to vote with the holders of Common Stock and the holders of any other capital stock entitled to vote as a single class on an “as converted” basis.  In addition, the holders of Series E Preferred Stock have the exclusive right, voting separately as a single class, to elect four of the seven directors of the Issuer, if the outstanding shares of Series E Preferred Stock represent at least twenty percent of the outstanding shares of Common Stock, calculated on an “as converted” basis.  If the outstanding shares of Series E Preferred Stock do not represent at least twenty percent of the outstanding shares of Common Stock, the holders of Series E Preferred Stock have the right to elect one of the seven directors of the Issuer.

Protection Provisions

Except as otherwise provided by law or contemplated by the Certificate of Designations, without first obtaining the affirmative vote of at least the majority of the outstanding shares of Series E Preferred Stock, neither the Issuer nor its subsidiaries are allowed to (i) create or issue shares of any additional class or series of capital stock unless the same ranks junior to the Series E Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Issuer and the payment of dividends; (ii) create or issue shares of Junior Stock requiring redemption or repayment of such Junior Stock; (iii) issue any shares of Series E Preferred Stock other than pursuant to the Series E Exchange Agreement; (iv) amend any certificate of designations, which would adversely alter or change the preferences, rights or privileges of the Series E Preferred Stock; (v) authorize any sale, merger, acquisition or liquidation of the Issuer; (vi) amend the Bylaws or the Certificate of Incorporation that would adversely alter the holders of Series E Preferred Stock; (vii) increase or decrease the authorized number of directors constituting the board or any committee of the board; (viii) authorize anti-takeover provisions; (ix) amend, alter or repeal the preferences, privileges and rights of the Series E Preferred Stock so as to affect adversely the Series E Preferred Stock; (x) issue any indebtedness which exceeds $3,000,000 in the aggregate; (xi) take any other action that adversely affects the preferences, rights or privileges of the holders of the Series E Preferred Stock; or (xii) circumvent a right of the Series E Preferred Stock.

Voting Agreement

Concurrently with the closing of the transactions contemplated by the Series E Exchange Agreement, H.I.G. AERT also entered into a Voting Agreement with the Issuer and certain other stockholders, dated as of March 18, 2011 (the “Voting Agreement”).  Pursuant to the Voting Agreement, H.I.G. AERT and certain stockholders as specified in an exhibit to the Voting Agreement have agreed to vote to authorize, approve and ratify an amendment to the Certificate of Incorporation authorizing an additional 400,000,000 shares of Common Stock of the Issuer for a total of 525,000,000 authorized shares of Common Stock.

Registration Rights Agreement

Concurrently with the closing of the transactions contemplated by the Series D Exchange Agreement and Series E Exchange Agreement, H.I.G. AERT also entered into a Registration Rights Agreement with the Issuer, dated as of March 18, 2011 (the “Registration Rights Agreement”).  Subject to customary terms and conditions set forth in the Registration Rights Agreement, the Issuer has agreed that H.I.G. AERT will have certain demand registration rights and piggy-back registration rights with respect to shares of Common Stock that were issuable upon the conversion of Series E Preferred Stock and the shares of Common Stock that were issued in exchange for shares of Series D Preferred Stock and certain warrants, subject to certain limitations.

The foregoing descriptions of the Series D Exchange Agreement, Series E Exchange Agreement, the Voting Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full texts of the agreements, which are filed as Exhibits 2-5 to this Schedule 13D and incorporated herein by reference.

The shares of Common Stock covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the shares of Common Stock, the Issuer’s operations, assets, prospects and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Board of Directors, management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase shareholder value. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, H.I.G. AERT beneficially owns: (i) 15,289,890 shares of Common Stock, and (ii) 273,655,320 shares of Common Stock issuable upon conversion of 20,524.149 shares of Series E Preferred Stock (238,133,757 of which are subject to the effectiveness of the Amendment (as defined below)).  H.I.G. Capital Partners IV and H.I.G. Bayside Debt & LBO Fund II each hold directly 45.5% and 33.3%, respectively, of the equity interests of H.I.G. AERT.  H.I.G. Advisors IV is the general partner of H.I.G. Capital Partners IV.  H.I.G. Bayside Advisors II is the general partner of H.I.G. Bayside Debt & LBO Fund II.  H.I.G.- GPII. is the manager of each of H.I.G. Advisors IV and H.I.G. Bayside Advisors II.  Sami W. Mnaymneh and Anthony A Tamer are co-presidents and directors of H.I.G.- GPII.  H.I.G. Capital Partners IV, H.I.G. Bayside Debt & LBO Fund II, H.I.G. Advisors IV, H.I.G. Bayside Advisors II, H.I.G.- GPII, Sami W. Mnaymneh and Anthony A. Tamer may therefore be deemed to be the beneficial owner of the 15,289,890 shares of Common Stock owned by H.I.G. AERT and the 273,655,320 shares of Common Stock issuable upon conversion of 20,524.149 shares of Series E Preferred Stock.  Other than H.I.G. AERT, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it or he is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.  Each of the Reporting Person, other than H.I.G. AERT, disclaims beneficial ownership of the shares of Common Stock, except to the extent of its or his pecuniary interest in the shares of Common Stock.

For purposes of this Schedule 13D, the Reporting Persons based the number of outstanding Ordinary Shares on an aggregate of 87,363,907 shares of Common Stock issued and outstanding as of March 18, 2011, as reported in the Series E Exchange Agreement (including 15,289,890 shares of Common Stock of the Issuer issued to H.I.G. AERT pursuant to the Series D Exchange Agreement), and 273,655,320 shares of Common Stock of the Issuer issuable upon conversion of 20,524.149 shares of Series E Preferred Stock issued to H.I.G. pursuant to the Series E Exchange Agreement.  ”). Of the total 273,655,320 shares of Common Stock into which the 20,524.149 shares of Series E Preferred Stock are convertible, only 35,521,563 shares of Common Stock are currently reserved for issuance upon conversion of the Series E Preferred Stock. At a meeting of the Issuer’s stockholders to be held no later than July 15, 2011, the Issuer is contractually obligated to present for stockholder approval an amendment to the Issuer’s Certificate of Incorporation to authorize an additional 400,000,000 shares of Common Stock (the “Amendment”).  Contingent upon the effectiveness of the Amendment, the Issuer will reserve the remaining 238,133,757 shares of Common Stock issuable upon conversion of the shares of Series E Preferred Stock (the “Unreserved Shares”). For purposes of reporting their beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the 238,133,757 Unreserved Shares have been reserved and authorized for issuance. If the Reporting Persons excluded the Unreserved Shares, they would be deemed to beneficially own 50,811,453 shares of Common Stock. Exclusion of the Unreserved Shares would result in the Reporting Persons’ beneficial ownership percentage being approximately 40.9%.  The number of shares of Common Stock of the Issuer issuable upon conversion of the Series E Preferred Stock is subject to adjustment pursuant to the terms of the Certificate of Designations of the Series E Preferred Stock.

(b) H.I.G. AERT, LLC:

(1) Sole Voting Power: 288,945,210

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 288,945,210

(4) Shared Dispositive Power: 0

H.I.G. Capital Partners IV, L.P.:

(1) Sole Voting Power: 288,945,210

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 288,945,210

(4) Shared Dispositive Power: 0

H.I.G. Bayside Debt & LBO Fund II, L.P.:

(1) Sole Voting Power: 288,945,210

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 288,945,210

(4) Shared Dispositive Power: 0

H.I.G. Advisors IV, LLC:

(1) Sole Voting Power: 288,945,210

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 288,945,210

(4) Shared Dispositive Power: 0

H.I.G. Bayside Advisors II, LLC:

(1) Sole Voting Power: 288,945,210

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 288,945,210

(4) Shared Dispositive Power: 0

H.I.G. – GPII, Inc.:

(1) Sole Voting Power: 288,945,210

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 288,945,210

(4) Shared Dispositive Power: 0

Sami W. Mnaymneh:

(1) Sole Voting Power: 288,945,210

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 288,945,210

(4) Shared Dispositive Power: 0

Anthony A. Tamer:

(1) Sole Voting Power: 288,945,210

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 288,945,210

(4) Shared Dispositive Power: 0

(c) The information in Item 4 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information in Item 4 above is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1
Joint Filing Agreement, dated as of March 22, 2011, by and among H.I.G. AERT, LLC, H.I.G. Capital Partners IV, L.P., H.I.G. Bayside Debt & LBO Fund II, L.P., H.I.G. Advisors IV, LLC, H.I.G. Bayside Advisors II, LLC, H.I.G.- GPII, Inc, Sami W. Mnaymneh and Anthony A. Tamer.

Exhibit 2	Series D Preferred Stock Exchange Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.

Exhibit 3	Securities Exchange Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.
Exhibit 4	Voting Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.
Exhibit 5	Registration Rights Agreement, dated as of March 18, 2011, by and between Advanced Environmental Recycling Technologies, Inc. and H.I.G. AERT, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2011	H.I.G. AERT, LLC

By: H.I.G. Capital Partners IV, L.P. Title: Member By: H.I.G. Advisors IV, LLC Title: General Partner By: H.I.G.- GPII, Inc. Title: Manager
By: /s/ Richard Siegel
Name: Richard Siegel
Title: Vice President and General Counsel

Dated: March 22, 2011	H.I.G. Capital Partners IV, L.P.

By: H.I.G. Advisors IV, LLC Title: General Partner By: H.I.G.- GPII, Inc. Title: Manager
By: /s/ Richard Siegel
Name: Richard Siegel
Title: Vice President and General Counsel

Dated: March 22, 2011	H.I.G. Bayside Debt & LBO Fund II, L.P.

By: H.I.G. Bayside Advisors II, LLC Title: General Partner By: H.I.G.- GPII, Inc. Title: Manager
By: /s/ Richard Siegel
Name: Richard Siegel
Title: Vice President and General Counsel

Dated: March 22, 2011	H.I.G. Advisors IV, LLC

By: H.I.G.- GPII, Inc. Title: Manager
By: /s/ Richard Siegel
Name: Richard Siegel
Title: Vice President and General Counsel

Dated: March 22, 2011	H.I.G. Bayside Advisors II, LLC

By: H.I.G.- GPII, Inc. Title: Manager
By: /s/ Richard Siegel
Name: Richard Siegel
Title: Vice President and General Counsel

Dated: March 22, 2011	H.I.G.- GPII, Inc.

By: /s/ Richard Siegel
Name: Richard Siegel
Title: Vice President and General Counsel

Dated: March 22, 2011	Sami W. Mnaymneh

/s/ Sami W. Mnaymneh

Dated: March 22, 2011	Anthony A. Tamer

/s/ Anthony A. Tamer